As filed with the Securities and Exchange Commission on July 6, 2018

Registration No. 333-223022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE

AMENDMENT NO. 1

TO

Form S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Oaktree Real Estate Income Trust, Inc.

(Exact Name of Registrant as Specified in Governing Instruments)

333 South Grand Avenue, 28th Floor

Los Angeles, CA 90071

(213) 830-6300

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Oaktree Fund Advisors, LLC

Todd Molz

333 South Grand Avenue, 28th Floor

Los Angeles, CA 90071

(213) 830-6300

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:

Andrew R. Keller

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-3577

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ Registration No. 333-223022

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☐

Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

			Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 (No. 333-223022) is filed pursuant to Rule 462(d) solely to add certain exhibits not previously filed with respect to such Registration Statement.

PART II

INFORMATION NOTE REQUIRED IN PROSPECTUS

Item 36.	Financial Statements and Exhibits

2.	Exhibits.

The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description

3.3	Articles of Amendment of Oaktree Real Estate Income Trust, Inc., dated June 13, 2018 (incorporated by reference to Exhibit 3.3 to the Registrant’s Current Report on Form 10-Q, as filed by the Registrant with the Securities and Exchange Commission on June 14, 2018 (file number 333-223022))

4.1	Form of Subscription Agreement

24.2	Power of Attorney

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on the 6th day of July, 2018.

Oaktree Real Estate Income Trust, Inc.

By:	/s/ John Brady
John Brady
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Form S-11 Registration Statement has been signed by the following persons in the following capacities on the 6th day of July, 2018.

Signature	Title

/s/ John Brady	John Brady Chairman of the Board and Chief Executive Officer (principal executive officer)
John Brady

/s/ Brian Grefsrud	Brian Grefsrud Chief Financial Officer and Treasurer (principal financial officer and principal accounting officer)
Brian Grefsrud

*	Derek Smith Director
Derek Smith

*	Manish Desai Director
Manish Desai

*	Howard Heitner Independent Director
Howard Heitner

*	James Martin Independent Director
James Martin

*	Robert Cavanaugh
Robert Cavanaugh	Independent Director

*	Wade Hundley
Wade Hundley	Independent Director

*By:	/s/ John Brady
John Brady, Attorney-in-Fact